UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G


EXAMWORKS GROUP, INC.
Common Stock
30066A105

Item 1.	a.	ExamWorks Group, Inc.
		b.	3280 PeachTree Road, N.E.
			Suite 2625
			Atlanta, GA 30305

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	30066A105

Item 3.	Investment adviser registered under section 203 of the
Investment
		Advisers Act of 1940

Item 4.	a.	36,413,000
		b.	5.005%
		c.	1.	1,822,654
			2.	      0
			3.	1,822,654
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A